LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
LAZARUS ROTHSTEIN, ESQUIRE
CHAD FRIEND, ESQUIRE, LL.M.
MICHAEL RASMUSSEN, ESQUIRE

OF COUNSEL:
PETER P. LINDLEY, ESQUIRE, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM
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DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

October 3, 2014

VIA E-Mail

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Financial Resolutions of America Corp.**
      Offering Statement on Form 1-A
      Filed July 3, 2014
      File No. 024-10406

Dear Mr. Spirgel:

We have filed herewith on behalf of Financial Resolutions of America Corp.'s (the "Registrant" or "Company") Amendment No. 3 to the above-referenced Form 1-A. This response regarding Amendment No. 3 is marked with a narrative response herein keyed to your oral comments. We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your oral comments.

General

Response 1. Page 6 of Amendment No. 3 to the Form 1-A (the "Amendment") has been revised to reflect that the Offering Circular is valid for 9 months after qualification by the Securities & Exchange Commission ("SEC").

Response 2. The fourth paragraph on page 16 of the Amendment, regarding dividends, has been revised to read in its entirety as follows:

> *"We have never paid dividends and do not expect to pay dividends on our common stock in the foreseeable future.*
>
> The Company has never declared or paid any cash dividends on its common stock. The Company currently

intends to retain future earnings, if any, to finance the expansion of its planned business. As a result, the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future. At this time, the Company intends to only pay dividends on the 9% Series A Convertible Preferred Shares."

Response 3. The third paragraph on page 36 of the Amendment, regarding dividends, has been revised to read in its entirety as follows:

Dividends

The Company has never declared or paid cash dividends on its common stock or 9% Series A Convertible Preferred Stock. The Company intends on paying dividends on its 9% Series A Convertible Preferred Stock. Dividends on this 9% Series A Convertible Preferred Stock will be payable on a cumulative basis (i.e., calculated retroactively to the issuance date of the preferred stock) when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $1.00 per share.

Response 4. The last paragraph on page 30 of the Amendment, which ends on page 31, regarding when the Company will begin offering and selling the 9% Series A Convertible Preferred Stock, has been revised to read in its entirety as follows:

The 9% Series A Convertible Preferred Stock will be offered on a direct primary, a self-underwritten basis (that is without the use of a broker-dealer) by our officers and directors during the offering period discussed below to a maximum number of 5,000,000. However, we reserve the right to engage a registered broker dealer to sell the securities on our behalf. We will begin offers and sales of our 9% Series A Convertible Preferred Stock on the date that this Offering Circular is deemed qualified by the SEC through and including the sooner of a) the sale of all of the shares offered are sold or b) 9 months after the date that this Offering is deemed qualified by the SEC, unless the offering is extended at our sole discretion (the "Offering Period"). Our board of directors shall be able, in its discretion, to terminate the offering at any time. Within the Offering Period, we may accept some or all of the subscriptions received as of the date received. There is no minimum amount of 9% Series A Convertible Preferred Stock to be purchased, and subscriptions, once received and accepted, are irrevocable. Any subscription may be rejected by us in whole or in part, but no subscription may be revoked by the subscriber except as provided for in this Offering Circular. If a subscription is not accepted, the subscription amount will be returned without interest.

Sincerely yours,



Laura E. Anthony,
For the Firm